Exhibit 99.1

NYSE, TSX: NTR	News Release

November 15, 2018

Nutrien announces appointment of Executive Vice President & Chief Financial Officer, Pedro Farah

Calgary, Alberta - Nutrien Ltd. (Nutrien) announced today that Pedro Farah has been appointed Nutrien’s Executive Vice President & Chief Financial Officer, effective February 1, 2019. Mr. Farah is a global executive who brings significant corporate finance, treasury, retail, strategic development and risk management experience, most recently from Walmart Inc. Mr. Farah will report to Chuck Magro, our President & CEO, and will be a member of our Senior Leadership Team.

Mr. Farah joined Walmart in 2011, where he graduated to more senior positions, most recently as Executive Vice President and Treasurer, Walmart, responsible for overseeing the company’s Global Risk Management, Global Tax and Global Technology and Transformation Finance Teams. Before that, he was Executive Vice President and Chief Financial Officer for Walmex (Walmart Mexico), where he directed all finance, strategy and IT units for the business, spanning six countries and 2,300 retail units. Prior to joining Walmart, Mr. Farah worked in the technology, automotive and finance industries. A native of Brazil, he has lived in Switzerland, Sweden, Indonesia, Singapore, the United Kingdom and the United States. Mr. Farah holds a bachelor’s degree in economics from Faculdade de Candido Mendes in Brazil and a Master of Business Administration degree from the International Institute for Management Development in Switzerland.

“Pedro’s appointment is the culmination of an extensive review and talent search for this position. His breadth of knowledge, his global experience in both financial and retail services and in strategic planning and risk management, together with proven leadership skills, will serve us well as we continue to grow and enhance our company”, said Chuck.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, immigration processes being completed on time and/or receipt of appropriate immigration approvals.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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